UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

30 April 2025

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Diageo recommends shareholders reject "Mini-Tender" offer by TRC Capital

London, April 30, 2025. Diageo plc (NYSE: DEO), a global leader in beverage alcohol announces that it received notice of an unsolicited "mini-tender" offer by TRC Capital Investment Corporation ("TRC Capital") to purchase up to 1,000,000 American Depositary Shares ("ADS") of Diageo at a price of US$105.50 per ADS, in cash. The offer is only in respect of ADS, and not ordinary shares. The offer was only made with respect to securities representing less than 0.2% of our outstanding share capital.

The offer price is approximately 4.6% below the closing price of the ADSs quoted on The New York Stock Exchange on April 14, 2025, the last trading day before the date of the offer. The offer price is also approximately 4.9% below the closing price of the ADSs on April 29, 2025 (US$110.90), the business day prior to this communication.

Diageo does not endorse TRC Capital's offer and is not associated in any way with TRC Capital, its unsolicited mini-tender offer or the offer documentation.  Diageo recommends that its holders of its ADSs reject the offer and not tender their ADSs in response to TRC Capital's unsolicited mini-tender offer. This mini-tender offer is at a price below the closing price for the ADSs (as of the last business day prior to this communication) and is subject to numerous conditions.

Diageo ADS holders who have already tendered their shares are advised they may withdraw their shares by following the procedures for withdrawal described in the TRC Capital offer documents prior to the expiration of the offer, which is currently scheduled for one minute after 11:59 p.m., New York City Time, on May 14, 2025.

Caution to ADS Holders and Shareholders:

TRC Capital has made similar unsolicited mini-tender offers for shares of other publicly traded companies. Mini-tender offers seek to acquire less than 5% of a company's outstanding shares. This strategy enables the offering company to avoid many of the disclosure and procedural requirements that the U.S. Securities and Exchange Commission ("SEC") requires for tender offers. As a result, mini-tender offers do not provide investors with the same level of protections as provided by larger tender offers under U.S. federal securities laws.

Similar to TRC Capital's mini-tender offers targeted at other companies, this offer may put individual investors at risk because they may not realize they are selling their ADSs at a discount. Diageo urges holders to obtain current quotes for their ADSs, to review the terms and conditions of the offer, to consult with their brokers or financial advisers, and to exercise caution with respect to TRC Capital's mini-tender offer.

The SEC's website contains important tips for investors regarding mini-tender offers, available at:https://www.sec.gov/about/reports-publications/investorpubsminitend. The SEC's website advises that mini-tender offers are frequently used to catch investors "off guard" and that investors may end up selling securities at below-market prices.

Additionally, Diageo encourages brokers, dealers, and other investors to review the SEC's letter regarding broker-dealer mini-tender offer dissemination and disclosure, available at:https://www.sec.gov/divisions/marketreg/minitenders/sia072401.htm.

ENDS

For further information, please contact:

Media relations:
press@diageo.com                                    +44 (0) 7803 856 200

Investor relations:
investor.relations@diageo.com

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoﬀ, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 30 April 2025

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary